February 9, 2015

FILED ON EDGAR

Larry Spirgel
Assistant Director
United States Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:      AMERICATOWNE, INC.
            AMENDMENT NO. 2 TO FORM 8-K
            FILED DECEMBER 11, 2014
            RESPONSE DATED JANUARY 13, 2015
            FORM 10-Q FOR FISCAL QUARTER ENDED SEPTEMBER 30, 2014
            FILED OCTOBER 3, 2014
            FILE NO. 000-55206

Dear Mr. Spirgel:

This letter is in response to your January 23, 2015 comment letter to Alton Perkins, Chairman of the Board, Chief Executive Officer and President for AmericaTowne, Inc. (the "Company"). As indicated in my prior correspondence regarding this matter, I have been retained by the Company to respond to your comments and to subsequently amend the Form 8-K filed by the Company on September 23, 2014, and as amended on November 13, 2014 and December 11, 2014; however, please continue to communicate directly with Mr. Perkins in the ordinary course, and please feel free to contact me with any follow up questions or comments.

Form 8-K/A filed December 11, 2014

Item 2. Financial Information, page 36

Critical Accounting Policies, page 38

1. We note your response to comment 1. It remains unclear how you recognize revenue for AmericaTowne Platform services. Please clarify whether any platform related revenue is recognized at the time an arrangement is signed. If so, please explain how you allocate consideration received at that time between multiple deliverables. Also confirm whether you defer recognition for items delivered later, such as access to platform, participation in Sample and Test Market program.

Response: Revenue is recognized for AmericaTowne Platform Services through Transaction Fees, which are realized after the customer has participated in the Export Platform, and the export life cycle is complete. At the time an arrangement is signed, no platform related revenues are recognized. In addition, there is revenue stemming from the Service Fees provided for the benefit of the Company through its relationship with Yilaime. We confirm that we defer recognition of items delivered at a later date, such as access to and participation in the Sample and Test Market program.

In providing this response, AmericaTowne refers the Commission to the the accounting principle of "Multiple-Deliverable Revenue Arrangements," which means an agreement with one agreed price but multiple deliverables. The issue for this kind of arrangement is how much revenue should be recognized when one of the deliverable is complete. Perhaps an example is warranted for clarification.

An apparel company has an agreement with a model. Under the agreement, the company agrees to deliver the model a hat on March 31, 2015, a skirt on June 30, 2015 and high heels on September 30, 2015. The price for the entire agreement is $100. The issue is how much the company can recognize on these three separate dates? Generally Accepted Accounting Principles would require the company to determine the amount of revenue the company can recognize at each point of delivery, and thus the allocation of $100 should be made on each of the three separate dates.

The recognition of the Company's Service Fee and Transaction Fee is not the typical Multiple-Deliverable Revenue Arrangement since each event has a separate fee (unlike the example above where this is one fixed fee). Revenue is recognized for the Transaction Fee and the Service Fee in their respective amounts at the time of the deliverable.

2. We note your response to comment 2. You state that the company is recognizing all costs of doing business pursuant to ASC 225-10-S99-4/SAB Topic 5:T, however, it is unclear how the company is recognizing costs incurred by Yilaime related to unconsummated arrangements. Please clarify. In the regard, also tell us how you considered the guidance in ASC 605-45-45 in determining the gross versus net presentation is appropriate for the service fee, transaction fee and licensing fee revenues related to the services provided by Yilaime for market research, analysis and exporting process assistance prior to the consummation of an arrangement. Include in your response your consideration of paragraphs 4-18 of ASC 605-45-45 in arriving at your conclusion.

Response: The Company directs the Commission to the following links in support of its response hereto:

https://www.youtube.com/watch?v=HxzpYLTMJQo

http://www.sec.gov/Archives/edgar/data/720005/000072000513000046/filename1.htm

Yilaime is an independent contractor to the Company. Yilaime is responsible for establishing the Company's costs to conduct business, which the Company's management assumes includes the costs for both successful as well as unsuccessful entrants. Since the Company earned revenue of "Service Fee" as an agent for service provided by Yilaime, it does not recognize cost incurred by Yilaime related to unconsummated arrangements. The Company recognizes revenue of "Service Fee" on a net basis.

The Company, either directly or through its facility in Meishan Island Ningbo China (as disclosed in prior filings), provides services that result in the realization of revenue for Transaction Fees and Licensing Fees. The Company recognized revenue of both on a gross basis since it earns revenue from sales of service.

3. We note your response to comment 3. Please file an Item 4.02 8-K and amend you Form 10-Q for the quarter ended September 30, 2014 for the restatement, or advise us. In preparing your amended 10-Q, please (i) fully comply with paragraphs ASC 250-10-45-22 through 24 and 250-10-50-7 through 10; (ii) update all affected portions of the document, including MD&A; and (iii) label the appropriate columns on your financial statements as restated. Please note that updated disclosures under Item 4 of your Form 10-Q/A should include (i) a discussion of the restatement and the facts and circumstances surrounding it; (ii) changes to internal controls over financial reporting; and (ii) anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature. Refer to Items 307 and 308 if Regulation S-K.

Response: The Company updated Item 4.02 on its Form 8-K/A and will amend its Form 10-Q for the quarter ended September 30, 2014 for the restatement (please see attached). The reason for the restatement was the adoption of the new accounting policy for revenue recognition.

4. Please confirm that deferred revenues represent cash received. Also tell us why your accounts receivables and related revenue was reversed in the restatement.

Response: The Company confirms that deferred revenues represent cash received. The reverse of accounts receivable and related revenue is due to the change of accounting policies related to revenue recognition. This portion will be recognized over the term of the subject agreement rather than upon signing of the subject agreement.

Please feel free to contact me with any further comments or questions.

Very truly yours,
PAESANO AKKASHIAN, PC

/s/Anthony R. Paesano
Anthony R. Paesano

[Statement of Chairman of the Board and President on Next Page]

Statement of Chairman of the Board and President

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Alton Perkins
Alton Perkins
Chairman of the Board
President